Filed Pursuant to Rule 433
Registration No. 333-213265
NOTES LINKED TO A BASKET OF STOCKS
Notes Linked to a Basket of Stocks
Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Market Measure
An equally weighted basket of stocks comprised of Amazon.com, Inc. (Bloomberg symbol: “AMZN”), Steel Dynamics, Inc. (Bloomberg symbol: “STLD”), General Dynamics Corporation (Bloomberg symbol: “GD”), JPMorgan Chase & Co. (Bloomberg symbol: “JPM”) and Frontier Communications Corporation (Bloomberg symbol: “FTR”), (each, a “Basket Stock”).

Conditional Payment	[$1.50 to $1.90] per unit, a [15% to 19%] return over the principal amount, to be determined on the pricing date.
Payout Profile at Maturity
●
A fixed payment equal to the principal amount plus Conditional Payment if the Underlying Stock is flat or increases
●
1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your investment at risk

Threshold Value	100% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041217000148/bac-lt5a2d92z4g6esyk_1717.htm
Exchange Listing	No
This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.

●	Your investment return is limited to the return represented by the Conditional Payment and may be less than a comparable investment directly in the Basket Stocks.
●	Changes in the price of one of the Basket Stocks may be offset by changes in the value of the other Basket Stocks.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
●
We, BAC and our other affiliates do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

●	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.